------               U.S. SECURITIES &          ------------
          FORM 4              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

[ ]  Check this box if                            OMB Number       3235-0287
     no longer subject                            Expires:September 30, 1998
     Section 16. Form 4                           Estimated average burden
     or Form 5 obliga-                            hours per response . . 0.5
     tions may continue.
     See Instruction 1(b).

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person*

         Gibson       John          W.
     ------------------------------------
         (Last)      (First)     (Middle)

              3013 Bransford Road
     ------------------------------------
                    (Street)

          Augusta    Georgia        30909
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
     -------------------------------------------

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

     ###-##-####
     -------------------------------------------------

4.   Statement for Month/Year

     January 1998
     ------------------------

5.   If Amendment, Date of Original (Month/Year)


     -------------------------------------------

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

                Director             10% Owner
     ---------            ---------
         X      Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------

     Senior Vice President

     ------------------------------------------

7.   Individual or Joint/Group Filing
     (Check Applicable Line)

         X      Form Filed by One Reporting Person
     ---------
                Form Filed by More than One Reporting Person
     ---------

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                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                   3.           4.
                                   Transaction  Securities Acquired (A) or Disposed
                                   Code         of (D) (Instr. 3, 4 and 5)
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                                                                                     5. Amount of
                                                                                     Securities     6. Ownership   7. Nature of
                      2.                                                             Beneficially   Form: Direct      Indirect
                      Transaction                                                    Owned at End   (D) or            Beneficial
1.                    Date                                                           of Month       Indirect (I)      Ownership
Title of Security     (MM/DD/YY)    Code     V     Amount      (A) or (D)    Price   (Inst. 3 & 4)  (Instr. 4)        (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------
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Common Stock         1/26/98         P        V      35,000         A       $22.59375   85,200            D<F1>          ---
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Common Stock         ---             --       --       ---          --       ---          200             I         By Spouse<F2>
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Common Stock         ---             --       --       ---          --       ---          900             I       By Children<F2>
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<F1> These shares were acquired under the Merry Land & Investment Company, Inc.'s Stock Option and Incentive Plan pursuant to which the reporting person has executed a full recourse note in favor of Merry Land & Investment Company, Inc. for the purchase price of the common stock.
<F2> The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.


Reminder: Report on a separate line for each class of securities         Page 1
          beneficially owned directly or indirectly.                  SEC 1474
          (Print or Type Responses)                                     (7/96)

          *If the form is filed by more than one reporting person, see Instruction 5(b)(v).

FORM 4 (continued)         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned                   Page 2
                                   (e.g. puts, calls, warrants, options, convertible securities)
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                             4.<F4>       5.<F5>       6.<F6>            7.<F7>
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                                                           Date   Expira-
                                                           Exer-    tion
1.<F1>   2.<F2>    3.<F3>      Code   V     (A)    (D)    cisable   Date      Title   Shares  8.<F8>   9.<F9>   10.<F10>  11.<F11>
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Employee $22.59375 1/26/98       A     V    35,000   --     <F12>   1/26/08  Common   35,000   --     105,000     D        --
Stock                                                                         Stock
Option
(right to buy)
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<F1>   Title of Derivative Security (Instr. 3)
<F2>   Conversion or Exercise of Price of Derivative Security
<F3>   Transaction Date (MM/DD/YY)
<F4>   Transaction Code (Instr. 8)
<F5>   Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
<F6>   Date Exercisable and Expiration Date (MM/DD/YY)
<F7>   Title and Amount of Underlying Securities (Instr. 3 and 4)
<F8>   Price of Derivative Security (Instr. 5)
<F9>   Number of Derivative Securities Beneficially Owned at End of Period (Instr. 4)
<F10>  Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
<F11>  Nature of Indirect Beneficial Ownership (Instr. 4)
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<F12>  These options were granted under the Merry Land & Investment Company, Inc. Stock Option and Incentive Plan. Twenty percent
       (20%) of these options become exercisable on 7/26/98 and an additional 20% become exercisable in four annual installments commencing on 1/26/99.



             /s/                                      01/29/98
  -------------------------------              --------------------
          John W. Gibson                                   Date
    **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

       Potential persons who are to respond to the collection of      Page 2
       information contained in this form are not required to       SEC 1474
       respond unless the form displays a currently valid OMB Number. (7/96)